EXHIBIT 2
ECI Logo

                   ECI Telecom Reports Continued Strong Growth

       Third Quarter 2005 Revenues Jump 26% Year-over-Year to $162 Million

PETACH TIKVA, Israel - November 3, 2005--ECI Telecom Ltd. (NASDAQ: ECIL), a global provider of advanced telecommunications solutions to leading carriers and service providers, reported financial results today for the third quarter, ended September 30, 2005.

Revenues for the third quarter 2005 reached $162 million, a 26% increase from the $128 million recorded in the third quarter of 2004 and up 6% compared to the $153 million recorded in the second quarter of 2005.

Net income for the third quarter of 2005 reached $6.2 million, or $0.05 per share on a fully diluted basis, compared with third quarter 2004 net income of $6.0 million, or $0.05 per share and compared with $15.6 million, or $0.13 per share, in the second quarter of 2005. Results for the third quarter include for the first time the full quarterly results of Laurel Networks, which amounted to a $7.7 million loss in the quarter. On a non-GAAP basis, after excluding certain special items included in the second quarter results and the effect of Laurel, ECI's net income increased by $2.5 million, from $11.4 million in the second quarter to $13.9 million in the third quarter. Please see the accompanying Table 4 for a reconciliation of these special items and the effect of Laurel Networks on ECI's results.

Cash flow from operating activities totaled $26.7 million for the third quarter of 2005, bringing the nine month year-to-date cash flow to $151.3 million, including the positive impact in the second quarter of $96 million received for the sale of its receivable from Brazilian carrier GVT. As of September 30, 2005, ECI Telecom's cash, including short and long-term deposits and marketable securities, totaled $231 million, or $1.95 per share with no debt.

Pro forma, non-GAAP net income for the third quarter of 2005 was $8.0 million, or $0.07 per diluted share. ECI's pro forma net income for the three months ended September 30, 2005 differ from results reported under U.S. GAAP due to adjustments made for the following on-going, non-cash items:

      o     The amortization of acquired intangible assets.

      o     The impact of share-based compensation.

Please see the accompanying Table 5 for a full reconciliation of GAAP to non-GAAP results. Revenues for the Optical Networks Division totaled $85 million for the third quarter of 2005, up 23% from the year ago period and up 4% from the second quarter of 2005. Operating income for the Optical Networks Division jumped 472% over the third quarter last year and reached $12.7 million, up 43% compared to the second quarter of 2005. The Division`s operating margin reached 15% in the quarter. The very strong sequential and year-over-year growth in operating income was driven by the continued strong demand from carriers for ECI's optical solutions. This resulted in increased revenues and improved gross margins for the Division.

Revenues for the Broadband Access Division totaled $68 million for the third quarter of 2005, up 26% from the year ago period and up 8% from the second quarter of 2005. Operating income for the Broadband Access Division reached $4.5 million, compared to $6.4 million in both the year ago and second quarter 2005 periods. The decline in operating income was primarily related to the geographical sales mix during the quarter as well as the ramping up of new IPTV deployments in Europe.

Revenues for the new Data Networking Division (formerly Laurel Networks) were still minimal and totaled $2 million for the third quarter of 2005, while the operating loss was $7.7 million, reflecting the relatively low revenues and intensive R&D efforts currently underway in the Division. ECI`s second quarter 2005 results reflected less than one month of Laurel`s operations, following its acquisition in June 2005 and included an operating loss of $2.3 million on sales of $0.4 million.

Commenting on the results, Doron Inbar, President and CEO said, "We are pleased to report another quarter of outstanding performance. Our core Broadband Access and Optical Networks divisions continue to demonstrate strong revenue growth and as a result ECI Telecom continues to grow faster than the broader telecommunications industry. We are competing successfully in markets that are among the fastest growing sectors of the telecom industry. Our success and the strong demand for our products are a reflection of the quality of our products and our success in deploying next generation `triple play' broadband communications network solutions.

"These solutions are a necessity for carriers and service providers looking to stay competitive in the new converged communications environment and will drive the industry in the years to come," continued Inbar. "With the delivery of advanced services now being the primary driver in the broadband market, ECI is already enabling carriers to meet these market challenges over both legacy and next-generation IP networks. We are already a major supplier of IPTV solutions to one of our primary European customers, allowing it to deliver hundreds of channels of broadcast TV over DSL to subscribers. During the quarter another primary customer has also notified us that we are expected to be a major supplier to their new major broadband initiative. In addition, our recently announced Hi-FOCuS 5 IP broadband platform strengthens our position in this nascent, fast-growing market. This offering allows us to deliver solutions to both incumbent as well as alternative carriers seeking to build out new, pure IP networks.

"Massive broadband deployments and the associated rollout of bandwidth intensive offerings by wireline and cellular service providers are also driving very strong growth and impressive profitability in our Optical Networks Division. These deployments necessitate building out robust metro networks, for which our Multi-Service Provisioning Platform (MSPP) solutions are very well positioned. We continue to see strong demand in our core geographic markets such as Western Europe, Russia, Ukraine, India and the Philippines.

"We are especially pleased with our recently announced $59 million contract for a nationwide optical backbone wireline network in Costa Rica. This large turnkey project, one of the biggest in our history, will be deployed over the next 24 months, and is a prime example of ECI`s strong market position," concluded Inbar.

Chief Operating Officer Rafi Maor, who will assume the roles of President and CEO effective January 1, 2006, stated, "To complement our strong offering and successful Broadband Access and Optical Network operations, and as part of our strategic effort to be a leading provider of IP based Triple Play solutions, we are committed to build a successful Data Networking Division on the basis of recently acquired Laurel Networks. During the third quarter of 2005, we began the significant effort of integrating Laurel, which now operates as our new Data Networking Division, into ECI. We are focused on leveraging the ECI worldwide sales channel network for our new data networking products. These efforts are expected to continue to ramp and begin bearing fruits in 2006. ECI Telecom now offers full-featured data service support and complete Internet routing in a carrier-class IP-based platform. During the quarter we rolled out our first integrated solution combining our new Edge Router product with our Multi-Service Access Gateway (MSAG) platform to create a comprehensive solution that delivers a full range of IP video services. In the future we also intend to use the advanced IP technology of Laurel as a platform for next generation ECI Access and MSPP products."

Guidance

ECI continues to expect sequential quarterly growth in both revenues and profits for the fourth quarter of 2005.

Based on present market conditions, ECI also expects the growth rate in its business in 2006 to exceed that of the general telecommunications equipment sector.

Veraz Networks (VoIP) - (43% owned subsidiary of ECI, based in San Jose, Ca.)

Veraz Networks continued to make excellent progress during the third quarter. Revenues and order intake from IP products continued to rise significantly and for the first time approached revenues and order intake of Veraz's legacy DCME product line.

During the third quarter, Veraz announced a significant deployment at Cable & Wireless to enable the delivery of a suite of pre-paid services in Panama. Veraz also announced that Starvox Communications had upgraded its IP infrastructure utilizing Veraz's Softswitch and Media gateway products across the U.S.

Veraz Networks launched its new Veraz Messaging Solution (VMS) that enables service providers to offer messaging services beyond basic voice messaging to deliver advanced, real-time multimedia messaging. Additionally, Veraz Networks announced the extension of the applications portability capabilities, enabling advanced Fixed Mobile Convergence (FMC) by unifying the service layer and facilitating application portability across wireline and wireless networks.

Nine Months Results

For the first nine months of 2005, revenues reached $461 million, a 29% increase from the $357 million reported for the first nine months of 2004. Net income was $32.2 million, or $0.27 per share fully diluted, compared to net income of $1.3 million, or $0.01 per share, for the first nine months of 2004.

Conference Call & Webcast

A conference call to discuss ECI Telecom's third quarter 2005 financial results will take place today, Thursday, November 3, 2005, at 8:30 am EST, 3:30 pm Israel time.

To access the conference call, please dial one of the following numbers:
US: (800) 230-1093, International: +1 612-332-0636, Israel (new
number): 1-80-937-0052

A replay option will be available after the conference call, from 12:00 pm EST on November 3, 2005, through November 10, 2005, at 11:59 pm EST.

Replay numbers:

US: (800)-475-6701, International +1 320-365-3844. Access code for both: 799530

A webcast of the conference call can be accessed on the ECI Telecom website at www.ecitelecom.com. A replay of the webcast will also be available on ECI Telecom's website.

About ECI Telecom

ECI provides advanced telecommunications solutions to leading carriers and service providers worldwide. By translating a deep understanding of their needs into innovative, technologically advanced solutions, ECI enables its customers to increase the value of the infrastructure of their networks and reduce operating expenses. ECI's platforms provide carriers and service providers with carrier-grade solutions for easily introducing new revenue-generating services. ECI provides innovative IP service delivery solutions to the converged telecom networks encompassing Broadband access gateways, Service Edge Routers, Optical transport, Core IP/MPLS routers, NGN VoIP and multimedia applications and services. ECI maintains a global sales, marketing and customer support network, as well as a host of strategic channel relationships worldwide.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections, or future performance (including guidance on future financial performance) of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, the failure to occur of the anticipated fast growth of the broadband and cellular markets and our inability to respond to those changes if they occur, our inability to capitalize on the Laurel acquisition through new product introductions and increased sales of Laurel products through our sales network, risks relating to the integration of Laurel's operations into our own, the impact of the newly adopted SFAS 123R regarding the expensing of option-based payments, which is expected to result in higher compensation expenses, actual revenues earned from announced contracts, the possibility of future net losses, rapid technological change in our markets, possible impact of customer dissatisfaction with some of our newer products, competitive factors, price erosion in the market for certain of our products, dependence on large customers, fluctuations in our quarterly and annual results, risks associated with international sales, risks relating to our intellectual property, the failure of the geographic and product markets in which we sell to grow as anticipated, unexpected tax demands, currency fluctuations, potentially disruptive acquisitions, dependence on limited suppliers and subcontractors, as well as risks related to operations in Israel, and other risks detailed in the Company's annual report on Form 20-F for the year ended December 31, 2004 and other filings with the Securities and Exchange Commission.

ECI Telecom - Investor Relations
Jay Kalish, VP Investor Relations
Phone: +(972)-3-926-6255
Email: jay.kalish@ecitele.com

                                    TABLE - 1
                                ECI TELECOM LTD.
                                AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
             (In millions of U.S. dollars, except per share figures)

                                                                                                                Three
                                                                                                               Months
                                                           Three Months Ended         Nine Months Ended         ended
                                                              September 30,             September 30,          June 30,
                                                           -------------------       -------------------       --------
                                                            2005         2004         2005         2004          2005
                                                           ------       ------       ------       ------       --------
Revenues                                                    162.4        128.5        460.8        357.0         152.9
Cost of revenues                                             94.0         77.9        266.1        216.6          86.5
                                                           ------       ------       ------       ------       --------
Gross profit                                                 68.4         50.5        194.7        140.4          66.4
Research and development costs, net                          24.6         15.6         63.5         47.7          21.1
Selling and marketing expenses                               25.8         19.5         71.2         56.9          24.1
General and administrative expenses                          10.5          9.0         31.2         25.8          10.6
Amortization of acquisition-related intangible assets         1.0           --          1.5           --           0.5
Recovery of doubtful debt                                      --           --        (10.4)          --         (10.4)
Impairment of loans                                            --           --          3.0           --           3.0
Purchase of in-process research and development                --           --          0.9           --           0.9
Restructuring expenses                                         --           --           --          2.6            --
                                                           ------       ------       ------       ------       --------
Operating income                                              6.5          6.4         33.7          7.4          16.7
Financial income, net                                         1.5          0.7          3.5          1.5           1.2
Other income (expenses), net                                 (0.1)         1.4          0.3          1.0          (0.3)
                                                           ------       ------       ------       ------       --------
Income from continuing operations
  before taxes on income                                      8.0          8.5         37.6         10.0          17.5
Taxes on income                                              (0.8)        (0.5)        (2.7)        (1.3)         (0.9)
                                                           ------       ------       ------       ------       --------
Income from continuing operations
  after taxes on income                                       7.2          8.0         35.0          8.6          16.6
Company's equity in results of
  investee companies - net                                   (1.1)        (1.7)        (2.6)        (3.1)         (0.7)
Minority interest in results of
  subsidiaries - net                                          0.2         (0.3)        (0.1)        (0.3)         (0.4)
                                                           ------       ------       ------       ------       --------

Income from continuing operations                             6.2          6.0         32.2          5.2          15.6

Loss from discontinued operations, net of tax                  --           --           --         (3.9)           --
                                                           ------       ------       ------       ------       --------
Net income                                                    6.2          6.0         32.2          1.3          15.6
                                                           ======       ======       ======       ======       ========

Basic earnings  per share
Continuing operations                                        0.06         0.06         0.29         0.05          0.14
Discontinued operations                                        --           --           --        (0.04)           --
                                                           ------       ------       ------       ------       --------
                                                             0.06         0.06         0.29         0.01          0.14
                                                           ======       ======       ======       ======       ========

Weighted average number of shares
  outstanding used to compute basic
  earnings per share - in millions                          110.6        108.7        110.1        108.4         110.1
                                                           ======       ======       ======       ======       ========

Diluted earnings  per share
Continuing operations                                        0.05         0.05         0.27         0.04          0.13
Discontinuing operations                                       --           --           --        (0.03)           --
                                                           ------       ------       ------       ------       --------
                                                             0.05         0.05         0.27         0.01          0.13
                                                           ======       ======       ======       ======       ========

Weighted average number of shares
  outstanding used to compute diluted
  earnings per share - in millions                          118.3        116.5        118.2        116.3         117.8
                                                           ======       ======       ======       ======       ========

                                    TABLE - 2
                                ECI TELECOM LTD.
                                AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                          (In millions of U.S. dollars)

                                                   September 30,       June 30,       December 31,
                                                        2005             2005             2004
                                                   -------------       --------       ------------
Assets

Current Assets
Cash and cash equivalents                                   50.7           60.0               74.2
Short-term investments                                      41.7           39.9               24.7
Trade Receivables                                          151.5          156.5              142.9
Other receivables and prepaid expenses                      24.5           27.1               29.4
Work in progress                                             4.5            4.5                3.2
Inventories                                                165.3          170.3              175.1
                                                   -------------       --------       ------------
Total current assets                                       438.2          458.3              449.6
                                                   -------------       --------       ------------

Long-term receivables, net                                   8.1            8.1               90.0
                                                   -------------       --------       ------------
Long-term deposits and marketable securities               138.1          114.3              119.4
                                                   -------------       --------       ------------
Assets held for severance benefits                          25.1           24.1               25.2
                                                   -------------       --------       ------------
Investments                                                 21.6           22.7               26.8
                                                   -------------       --------       ------------
Property, plant and equipment, net                         118.9          119.3              119.4
                                                   -------------       --------       ------------
Software development costs, net                             12.0           13.3               14.4
                                                   -------------       --------       ------------
Goodwill                                                    39.3           38.1                1.0
                                                   -------------       --------       ------------
Other assets                                                48.6           47.2                9.1
                                                   -------------       --------       ------------
                                                   -------------       --------       ------------
Total assets                                               849.8          845.4              854.8
                                                   =============       ========       ============

Liabilities and shareholders' equity

Current liabilities
Short-term bank loans and current maturities                  --             --               30.0
Trade payables                                              59.3           59.0               68.4
Other payables and accrued liabilities                     126.4          133.3              149.6
                                                   -------------       --------       ------------
Total current liabilities                                  185.6          192.3              248.0
                                                   -------------       --------       ------------

Long-term liabilities
Other liabilities                                            0.1            0.2                 --
Liability for employee severance benefits                   47.6           47.2               50.9
                                                   -------------       --------       ------------
Total long-term liabilities                                 47.7           47.3               50.9
                                                   -------------       --------       ------------
                                                   -------------       --------       ------------
Total liabilities                                          233.4          239.6              299.0
                                                   -------------       --------       ------------

Minority Interest                                            4.1            4.3                4.1
                                                   -------------       --------       ------------

Shareholders' equity
Share capital                                                6.2            6.2                6.2
Capital surplus                                            646.1          644.9              642.2
Accumulated other comprehensive income (loss)               11.7            8.4              (12.6)
Accumulated deficit                                        (51.8)         (58.0)             (84.0)
                                                   -------------       --------       ------------
Total shareholders' equity                                 612.3          601.5              551.8
                                                   -------------       --------       ------------

Total Liabilities and shareholders' equity                 849.8          845.4              854.8
                                                   =============       ========       ============

                                    TABLE - 3
                                ECI TELECOM LTD.
                                AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
             (In millions of U.S. dollars, except per share figures)

                                                                                        Three                    Nine
                                                                                     Months Ended            Months Ended
                                                                                     September 30,           September 30,
                                                                                   -----------------       ------------------
                                                                                    2005        2004        2005         2004
                                                                                   -----       -----       ------       -----
Cash flows from operating activities
Net income                                                                           6.2         6.0         32.2         1.3
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization                                                       10.0         8.5         28.5        26.8
Amortization of share based compensation                                             0.8         0.1          0.8         1.6
Capital Losses (gains), net                                                          0.0         0.1         (2.2)        3.9
Impairment of loans                                                                   --          --          3.0          --
Other, net                                                                          (0.1)       (1.1)         3.4         0.8
In-process research and development costs                                             --          --          0.9          --
Company's equity in results of investee companies                                    1.1         1.7          2.6         3.1
Minority interest in net results of subsidiaries                                    (0.2)        0.3          0.1         0.3
Decrease (increase) in working capital (including non-current
maturities of trade receivables)                                                     8.3       (10.3)        85.3        (0.6)
Decrease in other long-term liabilities                                             (0.0)       (2.5)        (0.0)       (2.5)
Increase (decrease) in liability for employee severance benefits                     0.4        (0.2)        (3.4)       (2.2)
                                                                                   -----       -----       ------       -----
Net cash provided by operating activities                                           26.7         2.7        151.3        32.4
                                                                                   -----       -----       ------       -----

Cash flows for investing activities
Investments in deposits, net                                                        (0.9)       (0.1)        (1.5)        1.1
Software development costs capitalized                                              (1.9)       (3.0)        (6.1)       (9.1)
Investment in property, plant and equipment                                         (5.2)       (3.3)       (14.5)      (17.8)
Proceeds from sale of property, plant and equipment                                  0.2         0.2          0.8         1.2
Investments in investee companies                                                   (0.1)       (0.5)        (0.6)       (1.2)
Proceeds from realization of an investee company                                      --          --          2.4          --
Acquisition of operation                                                            (5.3)         --        (10.7)         --
Acquisition of newly consolidated subsidiary                                        (1.2)         --        (85.9)         --
Investments in marketable securities, net                                          (21.2)        4.4        (30.1)      (52.0)
Changes in assets held for severance benefits                                       (0.5)        0.7         (0.4)        0.8
                                                                                   -----       -----       ------       -----
Net cash used in investing activities                                              (36.2)       (1.6)      (146.6)      (77.0)
                                                                                   -----       -----       ------       -----

Cash flows from financing activities
Repayment of long-term loans                                                          --          --        (30.0)      (22.5)
Decrease in short-term credit, net                                                    --         0.0           --         0.1
Exercise of employee stock options                                                   0.4         0.9          3.1         1.5
                                                                                   -----       -----       ------       -----
Net cash provided by (used in) financing activities                                  0.4         0.9        (26.9)      (20.9)
                                                                                   -----       -----       ------       -----

Effect of change in exchange rate on cash                                           (0.2)        0.2         (1.2)       (0.8)
                                                                                   -----       -----       ------       -----

Changes in cash and cash equivalents                                                (9.3)        2.2        (23.4)      (66.3)

Cash and cash equivalents at beginning of period                                    60.0        57.9         74.2       126.4
                                                                                   -----       -----       ------       -----

Cash and cash equivalents at end of period                                          50.7        60.1         50.7        60.1
                                                                                   =====       =====       ======       =====

                                    TABLE - 4
                                ECI TELECOM LTD.
                                AND SUBSIDIARIES
                              RECONCILIATION REPORT
This schedule is to assist the reader in reconciling from the GAAP reported net income to net income excluding certain special items and Laurel Networks'
                                    results
                          (In millions of U.S. dollars)

                                                            Three Months ended
                                                  --------------------------------------
                                                  September 30,   June 30,
                                                       2005         2005      Difference
                                                  -------------   --------    ----------
Net income (GAAP reported)                                  6.2       15.6          (9.4)

Special items
Recovery of doubtful debt                                    --      (10.4)         10.4
Impairment of loans                                          --        3.0          (3.0)
Purchase of in-process research and development              --        0.9          (0.9)
                                                  -------------   --------    ----------
Total special items                                          --       (6.5)          6.5
                                                  -------------   --------    ----------
Net income excluding special items                          6.2        9.1          (2.9)

Laurel Networks' net loss                                   7.7        2.3           5.4
                                                  -------------   --------    ----------
Net income excluding special items and
  Laurel Networks' results                                 13.9       11.4           2.5
                                                  =============   ========    ==========

                                    TABLE - 5
                                ECI TELECOM LTD.
                                AND SUBSIDIARIES
                 PROFORMA CONSOLIDATED STATEMENTS OF OPERATIONS
       This schedule is to assist the reader in reconciling from the GAAP reported results to Proforma results
             (In millions of U.S. dollars, except per share figures)

                                                                  Three months ended
                                                                  September, 30 2005
                                                        --------------------------------------
                                                          GAAP       Proforma
                                                        Reported    Adjustments       Proforma
                                                        --------    -----------       --------
Revenues                                                   162.4                         162.4
Cost of revenues                                            94.0            0.2(*)        93.9
                                                        --------    -----------       --------
Gross profit                                                68.4           (0.2)          68.5
Research and development costs, net                         24.6            0.3(*)        24.3
Selling and marketing expenses                              25.8            0.2(*)        25.5
General and administrative expenses                         10.5            0.1(*)        10.3
Amortization of acquisition-related intangible assets        1.0            1.0             --
                                                        --------    -----------       --------

Operating income                                             6.5           (1.8)           8.3
Financial income ,net                                        1.5                           1.5
Other income (expenses), net                                (0.1)                         (0.1)
                                                        --------    -----------       --------
Income from continuing operations
  before taxes on income                                     8.0           (1.8)           9.7
Taxes on income                                             (0.8)                         (0.8)
                                                        --------    -----------       --------
Income from continuing operations
  after taxes on income                                      7.2           (1.8)           9.0
Company's equity in results of
  investee companies - net                                  (1.1)                         (1.1)
Minority interest in results of                                                             --
  subsidiaries - net                                         0.2                           0.2
                                                        --------    -----------       --------
Net income                                                   6.2           (1.8)           8.0
                                                        ========    ===========       ========

Basic earnings per share
                                                        --------    -----------       --------
Continuing operations                                       0.06          (0.02)          0.07
                                                        ========    ===========       ========
Weighted average number of shares
  outstanding used to compute basic
  earnings per share - in thousands                        110.6          110.6          110.6
                                                        ========    ===========       ========

Diluted earnings per share
                                                        --------    -----------       --------
Continuing operations                                       0.05          (0.02)          0.07
                                                        ========    ===========       ========
Weighted average number of shares
  outstanding used to compute diluted
  earnings per share - in thousands                        118.3          118.3          118.3
                                                        ========    ===========       ========

(*) Share based compensation.